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                                                                  Exhibit (d)(6)

                             GRC INTERNATIONAL, INC.
                              EMPLOYMENT AGREEMENT
                            (Chief Operating Officer)

THIS EMPLOYMENT AGREEMENT (this "Agreement") is made in Vienna, Virginia, as of February 14, 2000, by and between Michael G. Stolarik (hereinafter referred to in the first person or as "Employee"), GRC International, Inc., a corporation with its principal offices at 1900 Gallows Road, Vienna, Virginia 22182 ("GRCI" or "Employer") and, solely with respect to the obligations set forth in subsections 5.(c) and (e), AT&T Corp., a New York corporation (the "Parent"), and amends and restates in its entirety the Employment Agreement between the Employee and GRCI dated as of April 9, 1999. Where appropriate within this Agreement, the term "Company" shall include Parent and any subsidiary, or affiliate of Parent. As a condition to, and in consideration of, the Employer's continued employment of Employee, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, and conditioned upon the execution of the Agreement and Plan of Merger by and among GRCI, the Parent and the Purchaser (a subsidiary of the Parent)(the "Merger Agreement"), the parties mutually agree as follows:

1        DUTIES.

(a)      I agree to work for the Employer in the capacity set forth in Item 1
(a) of Exhibit A attached hereto for the period beginning with the Effective Date (which, for purposes of this Agreement shall be the Share Purchase Date as that term is defined in the Merger Agreement) and ending December 31, 2002 (the "Term of Employment"). Unless I or the Company have given 90 days advance written notice of our intent not to renew this Agreement, the Term of Employment shall be automatically renewed for successive one-year terms after December 31, 2002. My duties will include all of those generally associated with said position, subject to the direction and assignment of President of AT&T Government Markets, [or any successor to such position]. The duties assigned to me shall generally be performed at the principal office specified in Item 1(b) of Exhibit A, but I understand I may be required to attend meetings at the premises of customers and at the offices of AT&T Government Markets in Washington, D.C. During the Term of Employment all of my working time and energies shall be devoted to the foregoing duties. In addition to the duties set forth in Item 1 (a) of Exhibit A, I agree to use my reasonable best efforts to implement the terms and covenants of the Agreement and Plan of Merger by and among [the Company, the Parent and the Purchaser] dated February 14, 2000 (the "Merger Agreement"). It is the intent of this Agreement that after the first six months of the Term of Employment, I shall assume and perform the duties of President of GRCI.

(b) During the Term of Employment, I will obtain the prior written approval of Parent if I intend to engage in any outside business activity, and the Parent may refuse to give such

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consent if, in the exercise of its reasonable business judgment, such outside business activity would compete with or conflict with my employment with the Employer. During the Term of Employment and for a period of one year thereafter, absent the express, prior written authorization of the President of AT&T Government Markets, or any successor to such position I will not, directly or indirectly, engage in any activity competitive with or adverse to the Company's business or welfare, whether alone, as a partner of any partnership or joint venture, or as an officer, director, employee, independent contractor, consultant, or holder of 5% or more of any class of stock, of any corporation, and will comply with the AT&T Non-Competition guidelines, set forth in Exhibit B to this agreement.

(c) I agree that for a period of one year immediately following termination (voluntary or otherwise) of my employment with the Employer, I will not interfere with the business of the Company by directly or indirectly inducing an employee to leave the Company's employment, by inducing a consultant to sever the consultant's relationship with the Company, or by inducing a customer to sever the customer's relationship with the Company.

(d) This Agreement is specifically subject to and conditioned upon, and will become automatically effective upon, the Share Purchase Date as that term is defined in the Merger Agreement, and upon its effectiveness shall be deemed to amend and restate in their entirety any and all previous employment agreements entered into between me and the Employer (including, but not limited to, the Employment Agreement between the GRCI and the Employee dated as of April 9, 1999).

2.    INTELLECTUAL PROPERTY.

(a) In this Agreement, (i) "Intellectual Property" means any patent, trademark, copyright, semiconductor mask right, trade secret, invention, discovery, design, idea or improvement (whether or not any of the foregoing are patentable, protectable by copyright, or otherwise protectable), and (ii) the word "made", when used with "Intellectual Property", means made, devised, developed, conceived or reduced to practice. Exhibit B to this Agreement contains a complete list of all Intellectual Property I consider proprietary to me, and, during my employment with the Employer, I agree to update Exhibit B from time to time as may be necessary to keep it current. I will not incorporate or permit to be incorporated into any work performed for or on behalf of the Company any Intellectual Property proprietary to me or any third party.

(b) I will disclose to the Company all Intellectual Property made by me, alone or with others, during any period of employment with the Employer.

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(c)      I agree to comply with the terms of the Intellectual Property Agreement set forth in Exhibit C to this Agreement, the terms of which are incorporated in this Agreement by reference as if fully set forth herein.

3. PROPRIETARY INFORMATION. I understand that in the course of my employment with the Employer, I will be making use of, acquiring or adding to proprietary and/or confidential information and materials of the Company or of other parties ("Proprietary Information"). I will not disclose or use any Proprietary Information either during or after my employment with the Employer, except to the extent expressly authorized in writing by an officer of Parent. The following are some examples of Proprietary Information, even if not marked or identified as such:

(i) Computer software of all kinds, source and object codes, algorithms, coding sheets, compilers, assemblers, design concepts, routines and subroutines, and all related documents and materials;

(ii) Business practices, marketing techniques, mailing lists, purchasing information, price lists, pricing policies, quoting procedures, customer and prospective customer lists and information, and all materials or information relating to the manner in which the Company does business;

(iii) Discoveries, concepts and ideas, whether or not patentable, protectable by copyright, or otherwise protectable, trade secrets, "know-how," production processes, research and development activities, and information on products or programs;

(iv) Financial information, cost structure, bidding strategy, salary structure, and such other information not in the public domain as may be helpful to competitors or harmful to the Company, its customers or employees;

(v) Any other information, materials or documents related to the business or activities of the Company which are not generally known to others engaged in similar businesses or activities; and

(vi) All ideas which are derived from my access to or knowledge of any of the above.

Further, I will use my best efforts to safeguard any classified information which comes into my possession and to fully comply with all governmental statutes, rules, regulations and procedures affecting the handling of classified information.

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4.       CONFLICTS OF INTEREST. I have read and understood the Parent's Code of
Conduct, and during the Term of Employment, I agree to abide by the Parent's Code of Conduct, as the same may be amended from time to time, and to complete any of the Parent's or the Employer's ethics questionnaires as may be required by the Parent or the Employer from time to time. Except as fully disclosed in a document attached to this Agreement, I am not a party to any agreement or understanding with any other person or business, nor am I subject to any other legal restriction or obligation, which would in any way prohibit, impede or hinder my employment with the Employer or the performance of my duties in the course of such employment.

5.    COMPENSATION.

(a) Base Salary. During the Term of Employment, the Employer shall pay me the annual base salary set forth in Exhibit A, Item 3(a) ("Base Salary") payable in substantially equal monthly installments (in arrears). The Base Salary listed on Exhibit A will be my initial Base Salary for calendar year 2000 and shall be subject to annual review in accordance with the Company's standard practice.

(b) Annual Bonus. With respect to each calendar year of the Term of Employment, I shall be entitled to participate in the annual incentive award programs of the Employer generally available to similarly situated executive level employees of the Employer, prorated based on the number of full or partial calendar months I am actively employed by the Employer in each such calendar year ("Annual Bonus"). The Employer agrees that my target Annual Bonus for calendar year 2000 is 45% of my Base Salary, pro-rated for partial service from June 30, 2000 through December 31, 2000. As of June 30, 2000, I shall be entitled to receive the bonus provided for under the terms of the Former Agreement, pro-rated for service during that portion of GRCI's fiscal year through June 30, 2000. The actual amount of my Annual Bonus will be determined in accordance with the terms and conditions and metrics established by the Employer for payout of such Annual Bonus in accordance with its usual practice.

(c) Special 2000 AT&T Stock Option Grant. I will receive a special grant of 15,000 options to purchase AT&T common stock. The grant date will be as soon as practical after the Effective Date of this Agreement and the price will be 100% of the Fair Market Value on the date of grant. These options will vest and become exercisable as follows: 25% on each of the first four anniversaries of the date of grant, provided that I remain continuously employed by Employer or any other entity which is a member of Parent's controlled group of corporations throughout the period ending on each vesting date. I will have no vested interest in any such stock prior to the first anniversary of the date of grant. I understand that while the Company cannot guarantee stock options grants in future years, I will be eligible for grants to the extent they are applicable to other similarly situated employees.

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(d)      Unvested Options. I am the holder of certain options to purchase shares of GRCI which, as of the Effective Date of this Agreement are not vested and which, pursuant to the terms of the GRCI 1998 Stock Option and upon consummation of the transactions contemplated by the Merger Agreement would have substantially reduced value after the Effective Date of this Agreement. In consideration of my agreement to cancel such unvested options and as further consideration for the performance of my obligations pursuant to sections 1, 2, 3 and 4 hereof, the Employer shall pay me an amount in cash of $148,120 on September 1, 2000, $440,300 on September 1, 2001 and $440,230 on September 1, 2002, provided I am actively employed by the Company on each date payments are due. In the event of the involuntary termination of my employment by the Company for any reason other than for Cause, I will paid all amounts set forth above not yet paid as soon as practicable after the date my employment terminates.

(e) Retention. I will receive a special one-time grant of 15,000 options to purchase AT&T common stock. The grant date will be as soon as practical after the Effective Date of this Agreement and the price will be 100% of the Fair Market Value on the date of grant. These options will vest and become exercisable on the third anniversary of the Effective Date, provided that I remain continuously employed by Parent or any other entity which is a member of Parent's controlled group of corporations throughout the period ending on such third anniversary. I will have no vested interest in any such stock prior to third anniversary of the Effective Date.

         Additionally, I will receive special cash payments (non-benefit bearing) of $60,000 payable on each of September 1, 2000, September 1, 2001 and September 1, 2002, provided I remain employed by the Company on each of the payment dates.

(f) Non-Competition. As indicated in the attached AT&T Non-Competition Guideline (ATTACHMENT D), a number of AT&T incentive arrangements and benefit plans are subject to non-competition constraints. The AT&T Non-Competition Guideline provides definitions and standards for evaluating possible violations of non-competition clauses contained in certain AT&T incentive compensation and benefit plans and programs. The plan and program documents define the consequences for competitive activity, which is generally forfeiture, reduction or other modification of benefits and compensation not yet paid out.

6.    TERMINATION AND SEVERANCE.

(a) This Agreement may be terminated by the Parent immediately for Cause by written notice to me. For purposes of this Agreement, "Cause" means:

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      (i)conviction (including a plea of guilty or nolo contendere) of a crime involving theft, fraud, dishonesty or moral turpitude;

      (ii) intentional or grossly negligent disclosure of confidential or trade secret information of the Company (or any of its Affiliates) to anyone who is not entitled to receive such information;

      (iii) gross omission or gross dereliction of any statutory or common law duty of loyalty to the Company or any of its Affiliates;

      (iv) willful violation of the Company's Code of Conduct or other written Company policies or procedures;

      (v) repeated failure to carry out the duties of the employee's position despite specific instruction to do so; or

      (v) material breach of the Employee's covenants pursuant to section 1.(c), 2 and 3 hereof.

For purposes of the preceding clauses, no act or failure to act, on the part of Employee, shall be considered "willful" unless it is done, or omitted to be done, by Employee in bad faith and without reasonable belief that Employee's action or omission was in the best interests of the Company. Any act, or failure to act, based upon the instructions or with the express approval of the Board or of a Company officer with authority to direct Employee or based upon the advice of counsel for the Company, shall be conclusively presumed to be done, or omitted to be done, by Employee in good faith and in the best interests of the Company.

(b) To the maximum extent permitted by law, I hereby expressly authorize the Employer in advance upon my termination to deduct from my final paycheck(s) and from my paid time off (PTO) check all amounts I owe the Company (including but not limited to repayment of advances, loans or any other obligations).

(c) Upon termination of employment, I will execute and comply with the Termination Agreement and Release attached hereto as Exhibit D and deliver to the Company all notes, data, tapes, lists, reference materials, sketches, drawings, memoranda, records and other documents which are in my possession or control belonging to the Company or relating to its business.

(d) Termination of this Agreement, whether by expiration of its term, or otherwise, will not relieve me from my obligations under Sections 1, 2, and 3, and Exhibits B and C of this

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Agreement, which, by their respective terms, continue beyond the termination of this Agreement.

(e) In the event of my death, this Agreement will terminate and all accrued and unpaid compensation and expenses, less all amounts I owe the Company (including but not limited to repayment of advances, loans or any other obligations), will be payable to my estate.

      (i) no further payments will be made under subsection 5.(a), (b) or (e) for any period after the date of my death or of the event causing my total disability

      (ii) I or my estate will receive my Annual Bonus, pro-rated from the Effective date to the date of my death or of the event causing my total disability, plus the entire amount that would otherwise been payable pursuant to subsection 5.(d) for unvested options and which then remains unpaid.

(f) Notwithstanding any other provision of this Agreement to the contrary, upon the Employer initiated termination of my employment at any time for any reason other than for Cause, or in the event of my voluntary termination of employment at any time on or after the third anniversary the Effective Time set forth in the Merger Agreement:

      (x) in addition to any Base Salary I have earned, the Employer shall pay me a lump-sum severance payment as soon as practicable after my termination or within 30 days of termination of my employment in an amount equal to two (2) times my Base Salary in effect at the time of such termination, less any income, excise, employment or other tax withholdings which the Employer is required by law to deduct therefrom, such payment being expressly in lieu of any other severance or termination payment to which I might otherwise be entitled under the terms of any other benefit plan, program or policy of the Employer or the Company, other than payments due under the terms of this Agreement;

      (y) the Employer shall continue to provide me with the same level of insurance benefits and officer perquisites which I have been receiving from the Company immediately prior to termination, and such benefits and perquisites shall be provided until the earlier of
            (A) such time as I obtain new benefits coverage by reason of new employment, or (B) the two (2) year anniversary of my termination of employment with the Company; and

(g) In the event of the termination of this Agreement prior to the expiration of the Term of Employment for cause, or if I resign at any time for whatever reason, except as provided in subsection (f) above I will not have any rights to any amounts, payments, or property described in this Agreement that were not paid or which were not vested at that time.

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(h)      Notwithstanding any other provision of this Agreement, in the event that any payment or benefit received or to be received by Employee in connection with the termination of Employee's employment (whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Parent, GRCI, or any person affiliated with the Parent, GRCI or such Person) (all such payments and benefits, including the Severance Benefits, being hereinafter called the "Total Benefits"), would be subject (in whole or in part) to the excise tax (the "Excise Tax") imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), then such payments shall be reduced to the extent necessary so that no portion of the Total Benefits is subject to the Excise Tax if (A) the net amount of such Total Benefits, as so reduced, (and after deduction of the net amount of federal, state and local income taxes and FICA and Medicare taxes on such reduced Total Benefits) is greater than (B) the excess of (i) the net amount of such Total Benefits, without reduction (but after deduction of the net amount of federal, state and local income taxes and FICA and Medicare taxes on such Total Benefits), over (ii) the amount of Excise Tax to which Employee would be subject in respect of such Total Benefits. For purposes of determining whether and the extent to which the Total Benefits will be subject to the Excise Tax, (i) no portion of the Total Benefits the receipt or enjoyment of which Employee shall have effectively waived in writing prior to Employee's date of termination of employment shall be taken into account, (ii) no portion of the Total Benefits shall be taken into account which in the opinion of tax counsel selected by Parent does not constitute a "parachute payment" within the meaning of Section 280G(b)(2) of the Code, and (iii) the value of any noncash benefit or any deferred payment or benefit included in the Total Benefits shall be determined by Parent's independent auditors in accordance with the principles of Sections 280G(d)(3) and (d)(4) of the Code. For purposes of this Section 7(h), the term "Severance Benefits" means the benefits provided for by clauses (x) and (y) of Section 7(f) hereof.

7.       BENEFITS.

         During the Term of Employment, in addition to any other entitlement under the terms of this Agreement, I will continue in the employee benefit plans and programs generally available to other similarly situated active employees of GRCI.

8. DISABILITY. If I am unable to fulfill the duties of my position by reason of any illness, incapacity or disability, my salary shall be payable for only 90 days following the onset of such illness, incapacity or disability, provided, however, that if I (i) have applied for insurance benefits under GRCI's long-term disability policy during said 90-day period, and (ii) have not yet begun to receive payments under said policy during said 90-day period, then my salary shall continue to be payable for up to 180 days following the onset of such illness, incapacity or disability until I begin to receive such payments. During the foregoing 90-day period (or 180 day period, if applicable), my salary, to the extent not covered by GRCI's short-

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term disability benefits, shall be paid through the use of my sick leave, if any, accumulated prior to January 1, 1994, but if such sick leave is or becomes exhausted or is inapplicable to me, my salary shall nevertheless be paid for the 90 day period (or 180 day period, if applicable). If I shall return to full employment and full discharge of my duties during the term of this Amended Agreement, full compensation shall be prospectively reinstated for any remaining term of this Amended Agreement.

9.       NOTICE.

(a) Any notice to be given to me under this Agreement shall be in writing and delivered by (i) registered or certified mail, return receipt requested;
(ii) express courier; or (iii) hand-delivery; at an address specified for me in this Agreement or in any Exhibit hereto or at such other address of which written notice has been given to the Parent by me by any of the foregoing means.

(b) Any notice to be given to the Company under this Agreement shall be in writing and delivered by any of the means specified in subsection (a) above, to the President, AT&T Government Markets, with a copy to the General Counsel, AT&T Business Services, AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920.

10.      DISPUTES.

(a) This Agreement has been executed in and shall be governed by the laws of the Commonwealth of Virginia.

(b) Any controversy or claim arising out of or relating to Employee's employment or this Agreement shall be resolved in the courts of Fairfax County, Virginia, and Employee hereby submits to the jurisdiction of such courts, and agrees to accept service of process from such courts.

(c) I understand and agree that the Company will suffer irreparable harm if I breach any of my obligations under this Agreement and that monetary damages may be inadequate to compensate for such breach. Accordingly, in the event of a breach or ,threatened breach by me, the Company, in addition to and not in limitation of any other rights, remedies or damages available to it at law or in equity or otherwise, shall be entitled to a injunctive relief preventing any such breach by myself or by my partners, agents, representatives, servants, employers, employees and/or any and all persons directly or indirectly acting for or with me.

11. ASSIGNMENT; SUCCESSORS. My services are unique and personal. Accordingly, I may not assign any rights or delegate any duties or obligations under this Agreement. The

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rights and obligations of the Company under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Company.

12. ENTIRE AGREEMENT. This Agreement, together with all documents attached to this Agreement or specifically referred to in it, contains the entire agreement and understandings by and between the Company and me with respect to the covenants described in this Agreement, and any representation, promise, agreement or understanding, written or oral, not contained in this Agreement shall be of no force or effect. No change or modification of this Agreement shall be valid or binding unless the change or modification is in writing and signed by the parties to this Agreement. Any representation contrary to this Agreement, express or implied, written or oral, is hereby disclaimed. Nothing in this Agreement shall obligate the Company to employ me for any length of time. No waiver of any provision of this Agreement shall be valid unless it is in writing and signed by the party against whom such waiver is sought to be enforced, and no waiver of any provision shall be deemed a waiver of any other provision or a waiver of the same provision at any other time.

13. SEVERABILITY. Any provision of this Agreement which may be determined to be unenforceable, invalid or illegal shall be deemed stricken from this Agreement and all remaining provisions shall continue in full force and effect.

14. REASONABLENESS OF RESTRICTIONS. I have carefully read and considered the provisions of this Agreement and, having done so, agree that the restrictions set forth in this Agreement are fair and reasonable and are reasonably required for the Company's protection. This Agreement shall be construed fairly as to all parties and not in favor of or against any party, regardless of which party prepared this Agreement. In the event that, notwithstanding the foregoing, any part of this Agreement shall be held to be invalid or unenforceable, the remaining parts of the Agreement shall nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts had not been included in the Agreement. If any provision is held invalid or unenforceable with respect to particular circumstances, it shall nevertheless remain in full force and effect in all other circumstances.


IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

                                   AT&T Corp.

                                   By: /s/ Mary Jane McKeever
                                      ------------------------------------------

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                                   GRC International, Inc.

                                   By:   /s/ Gary L. Denman
                                      ------------------------------------------


WITNESS                            EMPLOYEE

 /s/ Thomas E. McCabe                    /s/ Michael G. Stolarik
-------------------------------         ----------------------------------------

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                                    EXHIBIT A

                              DETAILS OF EMPLOYMENT

EMPLOYEE:         Michael G. Stolarik

ITEM l(a)         Position:  CHIEF OPERATING OFFICER. GRC INTERNATIONAL, INC.
                  (for first six months of the Term of Employment, with the intent that, thereafter, Employee shall perform the duties of President and Chief Operating Officer)


ITEM 1 (b)        Principal Office:  Vienna, VA

ITEM 2 Effective Date of this Agreement: The date of the successful completion of the tender offer contemplated by the Merger Agreement

ITEM 3(a)         Gross Annual Salary:
                  $240,000, subject to annual review in accordance with the Company's standard practice

ITEM 3(b)         Target Annual Bonus:

                  FORTY-FIVE PERCENT OF BASE SALARY


ITEM 4            Notice to Employee:


Michael G. Stolarik
-------------------
Vienna, VA 22182



EMPLOYEE:                                AT&T Corp.:

/s/ Michael G. Stolarik                  By: /s/ Mary Jane McKeever
-----------------------------------         ------------------------------------

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